EXHIBIT 1

MAYNE GROUP LIMITED

ABN 56 004 073 410

Half-year Report under listing rule 4.2A

Financial half-year ended 31 December 2003

Contents		Page

Results for announcement to the market		2

Discussion and analysis on the Consolidated Statement of Financial Performance		3
Consolidated Statement of Financial Performance		4

Discussion and analysis on the Consolidated Statement of Financial Position		5
Consolidated Statement of Financial Position		6

Discussion and analysis on the Consolidated Statement of Cash Flows		7
Consolidated Statement of Cash Flows		8

Notes:
1	Basis of preparation of the half-year report under ASX appendix 4D	9
2	Reclassification of financial information	9
3	Changes in accounting policy	9
4	Revenue	10
5	Cost of goods sold	10
6	Individually significant items included in profit / (loss) from ordinary activities before income tax expense	10
7	Individually significant items included in income tax expense	10
8	Income tax expense	11
9	Retained profits	12
10	Dividends and Dividend Reinvestment Plan	12
11	Earnings per share	13
12	Contributed equity	14
13	Total equity reconciliation	15
14	Net tangible asset backing per ordinary security	15
15	Segmental reporting	16
16	Acquisition and disposal of controlled entities	24
17	Equity accounting	25
18	Discontinuing operations	26
19	Contingent liabilities	27
20	Subsequent events	27

Directors’ Declaration		28

Independent Review Report to Members		29

Directors’ Report		30

Audit status and signature page		31

Commentary on Results:
	Media release	Attachment A
	Information compendium	Attachment B

MAYNE GROUP LIMITED

ABN 56 004 073 410

Half-year Report

Financial Half-year ended 31 December 2003

For announcement to the market

			$A’000
Revenues from ordinary activities	2.1 % down	to	3,240,960

Sales revenue	18.2 % down	to	2,332,122

Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members	n/a % up	to	86,002

Profit (loss) from ordinary activities after tax attributable to members	n/a % up	to	48,715

Profit after tax before significant items attributable to members	64.0 % up	to	54,702

Dividends	Amount per security		Franked amount per security
Interim dividend paid 30 September 2003	6.0	¢	0.0	¢
Interim dividend payable 31 March 2004	4.5	¢	0.0	¢
Previous corresponding period	4.0	¢	0.0	¢
Record date for determining entitlements to the dividend	5 March 2004

Please refer to the attachments (Attachment A - Media Release and Attachment B - Information Compendium) for further commentary on the results for the period.

Mayne Group Limited

Discussion and Analysis on the Consolidated Statement of Financial Performance for the financial half-year ended 31 December 2003

•	Total revenue decreased by $68.3 million due to the inclusion of sales revenue and sale proceeds for the Logistics businesses in the prior corresponding period, and the inclusion of only 5 months of sales revenue for the Hospitals business in the current half-year, offset by the proceeds of sale of the Hospitals business in the current period.

•	Reported total sales revenue decreased by 18.2% to $2.3 billion. However, sales revenue from the continuing business rose 11.7% over the prior comparable half-year. The Pharmaceuticals and Pharmacy businesses generated organic growth in revenues. The acquisitions of Queensland Medical Laboratories(QML) (pathology), Queensland Diagnostic Imaging (QDI) and the assets of Pacific Healthcare (both Imaging) contributed to the increase in Diagnostic Services revenue in the half-year. This was offset by a decrease in Consumer Brands due to the impact of the Pan Pharmaceuticals recall and to the product rationalization plan that occurred both prior to and after the Pan Pharmaceuticals recall. Discontinued sales revenue in the half-year was $559.1 million, primarily from the Hospitals business sold during the half-year.

•	Excluding the impact of the significant items the earnings before interest and tax (EBIT) for the continuing businesses has increased by 5.8% to $70.9 million. This reflects a combination of the acquisition activity noted above and improved results in Pharmacy and Medical Centres. The Pharmaceuticals result declined, as expected, reflecting the weaker new product pipeline in fiscal 2004 and the strengthening of the Australian dollar. The result in comparison to the previous corresponding period continued to be adversely impacted by the performance in the Consumer Brands division that suffered as a result of the Pan Pharmaceuticals recall.

•	Significant items generated a $6.0 million loss. This compares to a loss after tax of $90.8 million in the prior comparable half-year. The significant items are as follows:

•	A $0.5 million profit related to the sale of the Hospitals business

•	A $6.5 million write-down in the carrying value of deferred tax assets as a consequence of entering the Australian tax consolidations regime.

•	The net interest expense has decreased to $10.7 million from $17.3 million. This reflects the lower net debt levels due to the proceeds received from divestments during the half-year.

•	Stripping out the impact of the significant items on the tax expense for the half-year, the underlying income tax expense is $41.1m compared to $41.0 million in the prior comparable half-year.

•	Profit attributable to outside equity interests has increased by $0.6 million to $2.0 million. The outside equity interest for the current half year largely reflects the minority interests share of diagnostic imaging joint ventures that have improved their performance over the prior comparable half-year.

MAYNE GROUP LIMITED

Consolidated Statement of Financial Performance

for the financial half-year ended 31 December 2003

	Note	December 2003 $’000		December 2002 $’000
Revenues from ordinary activities	4	3,240,960		3,309,246

Employee expense		(629,029)		(836,787)
Subcontractor expense		(8,656)		(240,411)
Purchases of materials and trading stocks		(1,144,478)		(1,228,673)
Change in inventories		63,723		113,168
Consumables expense		(134,112)		(184,659)
Depreciation and amortisation		(83,239)		(111,827)
Marketing costs		(16,679)		(14,306)
Fleet operation and distribution costs		(7,834)		(61,941)
Occupancy costs		(98,744)		(76,611)
Borrowing costs		(30,430)		(26,939)
Other expenses from ordinary activities		(1,053,123)		(680,467)
Share of net profits / (losses) of associates
accounted for using the equity method		(9)		542

Profit / (loss) from ordinary activities before income tax expense		98,350		(39,665)

Income tax expense	8	(47,602)		(16,634)

Net profit / (loss)		50,748		(56,299)

Net (profit) / loss attributable to outside equity interests		(2,033)		(1,403)

Net profit / (loss) attributable to members of Mayne Group Limited		48,715		(57,702)

Non-owner transaction changes in equity:

Net exchange difference on translation of financial statements of self-sustaining foreign operations		(4,823)		(34,104)

Total revenues, expenses and valuation adjustments attributable to members of Mayne Group Limited and recognised directly in equity		(4,823)		(34,104)

Total changes in equity from non-owner related transactions attributable to members of the parent entity		43,892		(91,806)

Basic earnings per share		6.4	c	(7.1	)c
Diluted earnings per share		6.4	c	(7.1	)c
Dividends per share:
Interim Paid 30 September 2003		6.0	c	0.0	c
Interim payable 31 March 2004		4.5	c	4.0	c

The statement of financial performance is to be read in conjunction with the discussion and analysis on page 3 and the notes to these financial statements.

Mayne Group Limited

Discussion and Analysis on the Consolidated Statement of Financial Position as at 31 December 2003

•	Cash and deposits . The increase in cash and deposits, by $516.6 million to $771.8 million, reflects the receipt of proceeds for the sale of the Hospitals business, offset by repayment of borrowings, payments for acquisitions made during the half-year, capital expenditure and continuation of the share buy-back program. Further details are set out in the statement of cash flows.

•	The reduction in current receivables of $159.9 million relates largely to trade receivables and reflects the divestment activity during the half-year partially offset by higher debtors balances in the continuing businesses reflecting ongoing revenue growth.

•	Inventory has increased by $61.5 million to $443.1 million due to acquisitions in the Pharmaceuticals businesses in the current half, as well as higher inventory balances in Pharmacy and Consumer Products. Trade creditors also increased keeping the net impact on working capital relatively unchanged.

•	Assets held for resale of $ 35.3 million at June 2003 comprised hospital assets where the sale has since been completed.

•	Plant, property and equipment has decreased by $670.3 million primarily due to the sale of the Hospitals business. This has been partially offset by the business acquisitions undertaken during the period and capital expenditure for the half-year of $74.8 million.

•	The increase in intangible assets of $87.3 million is primarily due to goodwill and intangible assets acquired by the Pharmaceuticals business in the USA, partially offset by the goodwill amortisation.

•	Deferred tax assets have reduced by $81.0 million due primarily to the sale of the Hospitals businesses and to the write-down of tax assets on adoption of the tax consolidations regime in Australia.

•	The reduction in payables of $72.2 million largely reflects the divestment activity during the period offset by an increase in trade creditors in the continuing businesses as noted above.

•	Interest bearing liabilities have decreased by $34.4 million due to the repayment of short term borrowings in Australia partially offset by new borrowings by the Pharmaceuticals business in the USA to fund acquisitions and working capital requirements.

•	Provisions (both current and non current) have reduced primarily due to the sale of the Hospitals business.

•	Contributed equity decreased by $93.5 million due primarily to shares acquired by the company during the half-year as part of the share buy-back program.

MAYNE GROUP LIMITED

Consolidated Statement of Financial Position as at 31 December 2003

	Note	December 2003 $’000	June 2003 $’000
Current Assets
Cash and deposits		771,780	255,192
Receivables		689,994	849,854
Inventories		443,111	381,576
Prepayments		23,900	32,254
Assets held for resale		—	35,311

Total Current Assets		1,928,785	1,554,187

Non-Current Assets
Deposits		603	675
Receivables		7,154	12,549
Investments accounted for using the equity method		1,353	8,506
Other financial assets		5,447	17,405
Property, plant & equipment		403,789	1,074,061
Intangibles		1,852,068	1,764,814
Deferred tax assets		117,735	198,300
Other		8,335	28,058

Total Non-Current Assets		2,396,484	3,104,368

Total Assets	15	4,325,269	4,658,555

Current Liabilities
Payables		541,498	613,757
Interest-bearing liabilities		28,521	69,619
Current tax liabilities		12,136	34,886
Provisions		246,393	321,643

Total Current Liabilities		828,548	1,039,905

Non-Current Liabilities
Payables		6,348	6,176
Interest-bearing liabilities		566,866	560,140
Deferred tax liabilities		18,100	41,333
Provisions		10,698	23,209

Total Non-Current Liabilities		602,012	630,858

Total Liabilities	15	1,430,560	1,670,763

Net Assets		2,894,709	2,987,792

Equity

Mayne Group Limited Interest
Contributed equity	12	3,199,011	3,292,514
Reserves		(35,200)	(30,377)
Retained profits	9	(276,049)	(278,665)

Total Mayne Group Limited equity interest		2,887,762	2,983,472

Outside Equity Interests		6,947	4,320

Total Equity	13	2,894,709	2,987,792

The statement of financial position is to be read in conjunction with the discussion and analysis on page 5 and the notes to these financial statements.

Mayne Group Limited

Discussion and Analysis of the Consolidated Statement of Cash Flows for the financial half-year ended 31 December 2003

Net operating cash flow for the half-year was $138.2 million.

The most significant sources of cash generation other than from operating activities during the financial year were:

•	Net proceeds from the sale of the Hospitals business, $795.0 million;

•	Net proceeds from borrowings of $65.1 million.

These funds were primarily utilised as follows:

•	Payments made under the share buy-back program of approximately $100.3 million.

•	Payments for the acquisition of operating rights and licences of $177.8 million;

•	Net payments for property, plant and equipment of $74.6 million;

•	Payments made on disposal of entities and businesses of $51.2 million; and

•	Dividends paid of $33.7 million

Overall, the net cash position of the group increased by $516.5 million, excluding an adjustment for foreign exchange rate changes of $0.1 million.

MAYNE GROUP LIMITED

Consolidated Statement of Cash Flows for the financial half-year ended 31 December 2003

	December 2003 $’000	December 2002 $’000

Cash Flows from Operating Activities

Cash receipts from customers	2,389,900	3,002,931
Cash payments to suppliers and employees	(2,228,912)	(2,881,423)
Dividends received	103	—
Interest received	15,130	7,688
Borrowing costs paid	(32,832)	(24,506)
Income taxes paid	(5,143)	(35,568)

Net operating cash flows	138,246	69,122

Cash Flows from Investing Activities

Proceeds on disposal of entities and businesses	795,000	—
Payments for acquisition of entities	(6,573)	(257,437)
Proceeds from sale of property, plant and equipment	194	11,587
Payments for property, plant and equipment	(74,790)	(102,736)
Proceeds from sale of investments	5,753	41,791
Payments for investments	—	(380)
Payments for operating rights and licenses	(177,783)	—
Payments for amounts capitalised into goodwill	(9,449)	—
Payments made on disposal of entities	(51,203)	(26,234)

Net investing cash flows	481,149	(333,409)

Cash Flows from Financing Activities

Proceeds from issue of shares	471	20
Proceeds from borrowings	125,093	60,346
Proceeds from debtors securitisation	—	85,000
Repayments of borrowings	(60,000)	—
Finance lease principal	(1,960)	(4,850)
Dividends paid	(33,693)	(52,016)
Payments made on share buy back	(100,286)	(32,680)
Realised foreign exchange gains / (losses)	(32,550)	(4,459)

Net financing cash flows	(102,925)	51,361

Net increase / (decrease) in cash held	516,470	(212,926)

Cash at the beginning of the period	255,192	425,411

Effect of exchange rate changes on cash held	118	4,157

Cash at the end of the period	771,780	216,642

The statement of cash flows is to be read in conjunction with the discussion and analysis on page 7 and the notes to these financial statements.

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2003

1. Basis of preparation of the half-year financial report:

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of Accounting Standard AASB 1029 “Interim Financial Reporting”, the recognition and measurement requirements of applicable AASB standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. This half-year financial report is to be read in conjunction with the 30 June 2003 Annual Financial Report and any public announcements by Mayne Group Limited and its Controlled Entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those applied in the 30 June 2003 Annual Financial Report.

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of the half-year. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have been discounted to their present value.

The half-year report does not include full note disclosures of the type normally included in an annual financial report.

2. Reclassification of financial information

Segmental Reporting:

In the segmental reporting note 15, business segment disclosures for the prior comparable periods have been restated to reflect the current segment structure.

The consolidated entity operates predominantly in the following business segments:

“Pharmaceuticals” comprises the development, manufacture and distribution of injectible pharmaceuticals and of health and personal care products.

“Diagnostic Services” comprises pathology and diagnostic imaging services and the management of medical centres.

“Pharmacy” comprises the provision of distribution and retail management services to pharmacies.

“Hospitals” comprises the management of stand alone and co-located private hospitals and public hospital management. The hospitals businesses were divested during the period and have been disclosed as discontinued.

“Logistics “ comprises warehousing and distribution, distribution fleet management, armoured cars, priority and specialised express freight, couriers and messengers. The logistics businesses were divested during the prior comparable period and have been disclosed as discontinued.

“Unallocated” comprises expenditure which is not recovered from the operating businesses, cash deposits, investments, borrowings and tax balances not attributed to the operating businesses.

There are no material inter-entity sales.

3. Changes in accounting policy

Changes in accounting policy:

There are no new or revised accounting standards applicable for the first time as at 31 December 2003.

The parent entity and applicable Australian controlled entities have elected during the period to enter into the Australian tax consolidation regime with effect from 1 July 2002. These entities have therefore applied UIG 52 “Income Tax Accounting Under the Tax Consolidation System” for the first time from 1 July 2003.

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2003

		Dec 2003 $’000	Dec 2002 $’000
4.	Revenue

	Revenue from operating activities:

	Revenue from rendering of services	971,669	1,301,932
	Revenue from sale of goods	1,360,453	1,548,199

	Sales Revenue	2,332,122	2,850,131

	Other revenue from operating activities:
	Dividend income
	- other persons	—	—

	Interest income
	- other persons	19,696	9,650

	Total revenue from operating activities	2,351,818	2,859,781
	Revenue from outside operating activities:

	Proceeds on sale of non-current assets

	- property, plant and equipment	203	10,500

	- businesses and controlled entities	856,900	402,341

	Other income	32,039	36,624

		3,240,960	3,309,246

5.	Cost of goods sold

	Cost of goods sold	(1,080,755)	(1,115,560)

6.	Individually significant items included in profit / (loss) from ordinary activities before income tax expense

	Cost of investment in Logistics, Consumer and Hospitals businesses divested	(856,396)	(371,363)
	Closure and sale of Consumer businesses	—	(10,905)
	Write-down and sale of hospital assets	—	(94,592)
	Write-down of IT assets	—	(27,746)
	Devolution costs	—	(11,633)

	Total significant expense items	(856,396)	(516,239)
	Proceeds from sale of investments	856,900	401,070

	Total significant items	504	(115,169)

7.	Individually significant items included in income tax expense

	Logistics business divestments	—	(7,752)
	Closure and sale of Consumer businesses	—	372
	Write-down and sale of hospital businesses	—	20,109
	Write-down of IT assets	—	8,323
	Devolution costs	—	3,358
	Tax expense on adopting Australian tax consolidations	(6,491)	—

		(6,491)	24,410

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2003

	Dec 2003 $’000	Dec 2002 $’000
8. Income tax expense

The prima facie tax on profit from ordinary activities differs from the income tax provided in the financial statements and is reconciled as follows:

Prima facie tax on operating profit calculated at 30% (Dec 2002 - 30%)	29,505	(11,899)

From which is deducted the tax effect of:
Under/(over) provision in prior year for continuing businesses	(2,423)	1,323
Capital allowances	(1,999)	(2,255)
Dividend income	—	(365)
Tax deduction on capitalised expenditure	(622)	(139)
Research and development	(1,354)	(805)
Impairment provision release	(111)	(236)
Other variations	(621)	(1,475)

	22,375	(15,851)
To which is added the tax effect of:
Non-deductible depreciation/amortisation	13,385	16,223
Non-deductible expenditure	5,018	3,041
Overseas income tax rate differences	274	797
Current half-year losses on which no tax benefit has been recognised	56	2,447
Share of net (profits)/losses of associated entities	3	(163)

Significant items
- Logistics business divestments	—	339
- Closure and sale of Consumer businesses	—	2,900
- Sale of hospital businesses	—	6,769
- Non deductible expenditure - restructuring expenses	—	132
- Write-off of deferred tax balances on adoption of Australian tax consolidation regime	6,491	—

Income tax expense attributable to operating profit/(loss)	47,602	16,634

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2003

		December 2003 $’000	December 2002 $’000
9.	Retained profits

	Retained profits / (accumulated losses) at the beginning of the period	(278,665)	214,146
	Net profit/(loss) attributable to members of Mayne Group Limited	48,715	(57,702)

	Net effect on retained profits from:
	Initial adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	—	64,783

	Dividends recognised during the half-year	(46,099)	(64,783)

	Retained profits / (accumulated losses) at the end of the period	(276,049)	156,444

10.	Dividends

	Final ordinary
	Paid 30 September 2002 8.0c (40% franked Class C, 30%)	—	(64,783)

	Interim ordinary
	Paid 30 September 2003 6.0c (-% franked Class C, 30%)	(46,099)	—

		(46,099)	(64,783)

Dividend Reinvestment Plan

Mayne operates a Dividend Reinvestment Plan (DRP) whereby shareholders can apply the relevant amount of cash dividend payable to them and subscribe for fully paid ordinary shares in Mayne Group Limited at the price calculated in accordance with, and subject to, the rules of the DRP. The DRP operated for the dividend paid during this financial half-year. The last date for the receipt of any election notice for participation in the plan is 5 March 2004 (record date).

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2003

		December 2003 $’000		December 2002 $’000
11.	Earnings per Share

	Basic earnings per share:
	Before significant items disclosed in Notes 6 & 7	7.2	c	4.1	c
	After significant items	6.4	c	(7.1	)c

	Fully diluted earnings per share:
	Before significant items disclosed in Notes 6 & 7	7.2	c	4.1	c
	After significant items	6.4	c	(7.1	)c

	Reconciliation of earnings used in calculation of basic and fully diluted earnings per share before and after significant items:

		$’000		$’000
	Net profit (loss)	48,715		(57,702)

	Significant items before tax (Note 6)	504		(115,169)
	Tax (expense)/benefit on significant items (Note 7)	(6,491)		24,110

	Net profit (loss) before significant items	54,702		33,357

		Number of shares
	Reconciliation of weighted average number of shares used in the calculation of earnings per share:

	Weighted average number of ordinary shares used	763,605,345		810,386,991

	Add: Effect of of potential conversion to ordinary shares under the executive options scheme	—		56,938

	Weighted average number of shares used in calculation of diluted earnings per share	763,605,345		810,443,929

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2003

		Dec 2003 $’000	June 2003 $’000	Dec 2002 $’000
12.	Contributed equity

	Issued and paid up capital:
	746,447,682 Ordinary shares fully paid (772,658,695 fully paid - June 2003, 803,263,293 fully paid - Dec 2002)	3,203,582	3,292,514	3,384,841

	Total Issued and Paid Up Capital	3,203,582	3,292,514	3,384,841

	Movements in share capital:

	Opening balance	3,292,514	3,403,284	3,403,284

	Add:
	Ordinary shares issued during the year :
	- Pursuant to exercise of options under the Mayne Group Executive Share Option Scheme	471	20	20
	- Pursuant to the Dividend Reinvestment Plan	12,406	25,271	14,217
	- Pursuant to the acquisition of F H Faulding & Co Ltd	—	166	—
	- Shares issued pursuant to the acquisition of F H Faulding & Co Ltd voided	—	(4,268)	—
	Less:
	Ordinary shares bought back	(101,763)	(131,860)	(32,632)
	Costs of share buy-back	(46)	(99)	(48)

		3,203,582	3,292,514	3,384,841
	Less:
	Shares held by Group entities under Executive and Staff share schemes	(4,571)	—	—

		3,199,011	3,292,514	3,384,841

Stock Exchange Listing

Mayne Group Limited’s shares are listed on the Australian Stock Exchange.

Share Issues in the half year ended 31 December 2003

The following ordinary shares were issued during the half-year:

Executive Share Option Scheme:

140,000 ordinary shares, fully paid at $3.37 per share

Dividend Reinvestment Scheme:

3,828,981 ordinary shares, fully paid at $3.24 per share

Share Issues in the half year ended 31 December 2002

The following ordinary shares were issued during the half-year:

Executive Share Option Scheme:

6,000 ordinary shares, fully paid at $3.37 per share

Dividend Reinvestment Scheme:

3,993,603 ordinary shares, fully paid at $3.56 per share

Share buy-back

During the half-year the parent entity bought back 30,179,994 shares at a cost of $101.763 million, being an average cost of $ 3.37 per share.

Paid up share capital was reduced by $ 101.809 million, being the cost of the buy-back, inclusive of costs incidental to the transaction of $ 0.046 million.

Mayne Group Executives’ Share Option Scheme

The number of unissued shares for which options were outstanding as at the end of the financial half-year was (June 2003 - 4,915,000).	4,094,000

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2003

		Dec 2003 $’000	Dec 2002 $’000
13.	Total equity reconciliation

	Total equity at the beginning of the period	2,987,792	3,617,824
	Total changes in equity recognised in the statement of financial performance attributable to members of Mayne Group Limited	43,892	(91,806)
	Transactions with members of Mayne Group Limited as owners:
	Equity contributed	12,877	14,237
	Equity bought back	(101,809)	(32,680)
	Dividends	(46,099)	—
	Shares held by Group entities under Executive and Staff share schemes	(4,571)	—
	Total changes in outside equity interest	2,627	227

	Total equity at the end of the period	2,894,709	3,507,802

		$	$
14.	Net tangible asset backing per ordinary security

	Net tangible asset backing per ordinary security	1.25	1.87

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2003

	Sales revenue December 2003			Sales revenue December 2002
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
15. Segmental Reporting

Business Segments

Pharmaceuticals	245,149	—	245,149	224,448	—	224,448
Consumer Brands	67,903	1,681	69,584	86,307	22,370	108,677

Total Pharmaceuticals	313,052	1,681	314,733	310,755	22,370	333,125

Pathology Services	235,548	—	235,548	171,081	—	171,081
Diagnostic Imaging Services	139,664	—	139,664	90,070	—	90,070
Medical Centres	20,056	—	20,056	18,468	2,984	21,452

Total Diagnostic Services	395,268	—	395,268	279,619	2,984	282,603

Pharmacy	1,063,686	—	1,063,686	995,420	—	995,420

Hospitals	—	557,428	557,428	—	652,638	652,638

Australia & Pacific Logistics	—	—	—	—	419,782	419,782
Loomis Courier	—	—	—	—	165,225	165,225

Total Logistics Services	—	—	—	—	585,007	585,007

Unallocated	1,007	—	1,007	1,338	—	1,338

Consolidated	1,773,013	559,109	2,332,122	1,587,132	1,262,999	2,850,131

Geographical Segments

Australia	1,603,909	531,833	2,135,742	1,408,482	1,040,573	2,449,055
Other Pacific Regions	13,496	27,276	40,772	28,180	56,784	84,964

Australia & Pacific Regions	1,617,405	559,109	2,176,514	1,436,662	1,097,357	2,534,019
Americas	56,696	—	56,696	68,089	165,225	233,314
Europe, Middle East & Africa	98,912	—	98,912	82,381	417	82,798

Consolidated	1,773,013	559,109	2,332,122	1,587,132	1,262,999	2,850,131

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2003

	Profit before tax and significant items December 2003			Profit before tax and significant items December 2002
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
15. Segmental Reporting

Business Segments

Pharmaceuticals	25,674	—	25,674	28,403	—	28,403
Consumer Brands	2,219	2	2,221	5,021	(8,698)	(3,677)

Total Pharmaceuticals	27,893	2	27,895	33,424	(8,698)	24,726

Pathology Services	20,847	—	20,847	16,914	—	16,914
Diagnostic Imaging Services	12,772	—	12,772	9,685	—	9,685
Medical Centres	(210)	(225)	(435)	(1,653)	(240)	(1,893)

Total Diagnostic Services	33,409	(225)	33,184	24,946	(240)	24,706

Pharmacy	15,711	—	15,711	14,324	—	14,324

Hospitals	—	37,896	37,896	—	25,296	25,296

Australia & Pacific Logistics	—	—	—	—	(89)	(89)
Loomis Courier	—	—	—	—	9,455	9,455

Total Logistics Services	—	—	—	—	9,366	9,366

Unallocated	(6,076)	(30)	(6,106)	(5,625)	—	(5,625)

Earnings before interest & tax	70,937	37,643	108,580	67,069	25,724	92,793
Net interest expense	(6,012)	(4,722)	(10,734)	(11,482)	(5,807)	(17,289)

Consolidated	64,925	32,921	97,846	55,587	19,917	75,504

Geographical Segments

Australia	56,969	32,828	89,797	54,805	19,791	74,596
Other Pacific Regions	220	4,840	5,060	491	6,684	7,175

Australia & Pacific Regions	57,189	37,668	94,857	55,296	26,475	81,771
Americas	1,173	—	1,173	3,075	1,301	4,376
Europe, Middle East & Africa	12,575	(25)	12,550	8,698	(2,052)	6,646

Earnings before interest & tax	70,937	37,643	108,580	67,069	25,724	92,793
Net interest expense	(6,012)	(4,722)	(10,734)	(11,482)	(5,807)	(17,289)

Consolidated	64,925	32,921	97,846	55,587	19,917	75,504

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2003

	Significant items before tax December 2003			Significant items before tax December 2002
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
15. Segmental Reporting

Business Segments

Pharmaceuticals	—	—	—	—	—	—
Consumer Brands	—	—	—	(550)	(10,906)	(11,456)

Total Pharmaceuticals	—	—	—	(550)	(10,906)	(11,456)

Pathology Services	—	—	—	—	—	—
Diagnostic Imaging Services	—	—	—	—	—	—
Medical Centres	—	—	—	(1,800)	—	(1,800)

Total Diagnostic Services	—	—	—	(1,800)	—	(1,800)

Pharmacy	—	—	—	—	—	—

Hospitals	—	504	504	—	(103,143)	(103,143)

Australia & Pacific Logistics	—	—	—	—	—	—
Loomis Courier	—	—	—	—	—	—
Divestment of Logistics Services	—	—	—	—	29,710	29,710

Total Logistics Services	—	—	—	—	29,710	29,710

Unallocated	—	—	—	(28,480)	—	(28,480)

Consolidated	—	504	504	(30,830)	(84,339)	(115,169)

Geographical Segments

Australia	—	504	504	(30,879)	(70,006)	(100,885)
Other Pacific Regions	—	—	—	49	(2,868)	(2,819)

Australia & Pacific Regions	—	504	504	(30,830)	(72,874)	(103,704)

Americas	—	—	—	—	(9,667)	(9,667)
Europe, Middle East & Africa	—	—	—	—	(1,798)	(1,798)

Consolidated	—	504	504	(30,830)	(84,339)	(115,169)

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2003

	Profit before tax December 2003			Profit before tax December 2002
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
15. Segmental Reporting

Business Segments

Pharmaceuticals	25,674	—	25,674	28,403	—	28,403
Consumer Brands	2,219	2	2,221	4,471	(19,604)	(15,133)

Total Pharmaceuticals	27,893	2	27,895	32,874	(19,604)	13,270

Pathology Services	20,847	—	20,847	16,914	—	16,914
Diagnostic Imaging Services	12,772	—	12,772	9,685	—	9,685
Medical Centres	(210)	(225)	(435)	(3,453)	(240)	(3,693)

Total Diagnostic Services	33,409	(225)	33,184	23,146	(240)	22,906

Pharmacy	15,711	—	15,711	14,324	—	14,324

Hospitals	—	38,400	38,400	—	(77,847)	(77,847)

Australia & Pacific Logistics	—	—	—	—	(89)	(89)
Loomis Courier	—	—	—	—	9,455	9,455
Divestment of Logistics Services	—	—	—	—	29,710	29,710

Total Logistics Services	—	—	—	—	39,076	39,076

Unallocated	(6,076)	(30)	(6,106)	(34,105)	—	(34,105)

Earnings before interest & tax	70,937	38,147	109,084	36,239	(58,615)	(22,376)
Net interest expense	(6,012)	(4,722)	(10,734)	(11,482)	(5,807)	(17,289)

Consolidated	64,925	33,425	98,350	24,757	(64,422)	(39,665)

Geographical Segments

Australia	56,969	33,332	90,301	23,926	(50,215)	(26,289)
Other Pacific Regions	220	4,840	5,060	540	3,816	4,356

Australia & Pacific Regions	57,189	38,172	95,361	24,466	(46,399)	(21,933)
Americas	1,173	—	1,173	3,075	(8,366)	(5,291)
Europe, Middle East & Africa	12,575	(25)	12,550	8,698	(3,850)	4,848

Earnings before interest & tax	70,937	38,147	109,084	36,239	(58,615)	(22,376)
Net interest expense	(6,012)	(4,722)	(10,734)	(11,482)	(5,807)	(17,289)

Consolidated	64,925	33,425	98,350	24,757	(64,422)	(39,665)

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2003

	Depreciation and Amortisation December 2003			Depreciation and Amortisation December 2002
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
15. Segmental Reporting

Business Segments

Pharmaceuticals	26,064	—	26,064	24,574	—	24,574
Consumer Brands	4,197	16	4,213	4,763	128	4,891

Total Pharmaceuticals	30,261	16	30,277	29,337	128	29,465

Pathology Services	12,719	—	12,719	8,715	—	8,715
Diagnostic Imaging Services	11,887	—	11,887	8,372	—	8,372
Medical Centres	2,235	—	2,235	2,131	28	2,159

Total Diagnostic Services	26,841	—	26,841	19,218	28	19,246

Pharmacy	5,934	—	5,934	10,002	—	10,002

Hospitals	—	20,187	20,187	—	33,205	33,205

Australia & Pacific Logistics	—	—	—	—	15,833	15,833
Loomis Courier	—	—	—	—	4,076	4,076

Total Logistics Services	—	—	—	—	19,909	19,909

Consolidated	63,036	20,203	83,239	58,557	53,270	111,827

Geographical Segments

Australia	60,735	17,488	78,223	56,839	44,276	101,115
Other Pacific Regions	53	2,715	2,768	110	4,918	5,028

Australia & Pacific Regions	60,788	20,203	80,991	56,949	49,194	106,143
Americas	1,629	—	1,629	1,156	4,076	5,232
Europe, Middle East & Africa	619	—	619	452	—	452

Consolidated	63,036	20,203	83,239	58,557	53,270	111,827

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2003

	Capital Expenditure December 2003			Capital Expenditure December 2002
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
15. Segmental Reporting

Business Segments

Pharmaceuticals	18,419	—	18,419	16,397	—	16,397
Consumer Brands	451	8	459	2,048	785	2,833

Total Pharmaceuticals	18,870	8	18,878	18,445	785	19,230

Pathology Services	7,133	—	7,133	2,175	—	2,175
Diagnostic Imaging Services	13,015	—	13,015	11,625	—	11,625
Medical Centres	815	—	815	1,816	—	1,816

Total Diagnostic Services	20,963	—	20,963	15,616	—	15,616

Pharmacy	3,307	—	3,307	3,172	—	3,172

Hospitals	—	29,556	29,556	—	27,013	27,013

Australia & Pacific Logistics	—	—	—	—	23,118	23,118
Loomis Courier	—	—	—	—	4,316	4,316

Total Logistics Services	—	—	—	—	27,434	27,434

Unallocated	2,086	—	2,086	10,271	—	10,271

Consolidated	45,226	29,564	74,790	47,504	55,232	102,736

Geographical Segments

Australia	41,070	25,293	66,363	45,875	44,927	90,802
Other Pacific Regions	60	4,271	4,331	16	5,989	6,005

Australia & Pacific Regions	41,130	29,564	70,694	45,891	50,916	96,807
Americas	3,117	—	3,117	1,033	4,316	5,349
Europe, Middle East & Africa	979	—	979	580	—	580

Consolidated	45,226	29,564	74,790	47,504	55,232	102,736

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2003

	Assets December 2003			Assets June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
15. Segmental Reporting

Business Segments

Pharmaceuticals	1,292,149	—	1,292,149	1,090,849	—	1,090,849
Consumer Brands	301,092	1,935	303,027	322,375	3,170	325,545

Total Pharmaceuticals	1,593,241	1,935	1,595,176	1,413,224	3,170	1,416,394

Pathology Services	553,411	—	553,411	561,383	—	561,383
Diagnostic Imaging Services	366,384	—	366,384	370,936	—	370,936
Medical Centres	99,836	—	99,836	96,260	728	96,988

Total Diagnostic Services	1,019,631	—	1,019,631	1,028,579	728	1,029,307

Pharmacy	746,091	—	746,091	674,721	—	674,721

Hospitals	—	69,197	69,197	—	1,003,524	1,003,524

Divestment of Logistics Services	—	—	—	—	68,147	68,147

Unallocated	860,360	34,814	895,174	454,253	12,209	466,462

Consolidated	4,219,323	105,946	4,325,269	3,570,777	1,087,778	4,658,555

Geographical Segments

Australia	3,788,949	90,515	3,879,464	3,370,478	972,905	4,343,383
Other Pacific Regions	20,017	2,418	22,435	22,006	102,315	124,321

Australia & Pacific Regions	3,808,966	92,933	3,901,899	3,392,484	1,075,220	4,467,704
Americas	282,902	2,459	285,361	75,274	2,770	78,044
Europe, Middle East & Africa	127,455	10,554	138,009	103,019	9,788	112,807

Consolidated	4,219,323	105,946	4,325,269	3,570,777	1,087,778	4,658,555

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2003

	Liabilities December 2003			Liabilities June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
15. Segmental Reporting

Business Segments

Pharmaceuticals	114,995	—	114,995	140,547	—	140,547
Consumer Brands	52,095	369	52,464	65,153	8,211	73,364

Total Pharmaceuticals	167,090	369	167,459	205,700	8,211	213,911

Pathology Services	74,935	—	74,935	72,880	—	72,880
Diagnostic Imaging Services	37,909	—	37,909	39,738	—	39,738
Medical Centres	6,856	—	6,856	4,604	2,061	6,665

Total Diagnostic Services	119,700	—	119,700	117,222	2,061	119,283

Pharmacy	360,713	—	360,713	296,358	—	296,358

Hospitals	—	12,599	12,599	—	214,448	214,448

Divestment of Logistics Services	—	—	—	—	38,106	38,106

Unallocated	695,483	74,606	770,089	775,551	13,106	788,657

Consolidated	1,342,986	87,574	1,430,560	1,394,831	275,932	1,670,763

Geographical Segments

Australia	1,305,087	82,660	1,387,747	1,343,327	254,636	1,597,963
Other Pacific Regions	3,115	376	3,491	2,639	12,591	15,230

Australia & Pacific Regions	1,308,202	83,036	1,391,238	1,345,966	267,227	1,613,193
Americas	15,455	557	16,012	19,157	917	20,074
Europe, Middle East & Africa	19,329	3,981	23,310	29,708	7,788	37,496

Consolidated	1,342,986	87,574	1,430,560	1,394,831	275,932	1,670,763

(i)	The December 2002 and June 2003 figures have been restated in line with the current segmental structure.

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2003

16. Acquisition and disposal of controlled entities

Half-year ended 31 December 2003

The following controlled entities were acquired during the half-year

	Date of acquisition	Consideration $ ‘000	Proportion of shares acquired
Gippsland Pathology Service Pty Ltd	1 July 2003	14,000	68%

The following controlled entities were disposed of during the half-year

		Date of disposal	Consideration $ ’000	Proportion of shares disposed	Contribution to profit from ordinary activities
					To date of disposal $ ’000	For whole of corresponding period $ ’000
Australian Medical Enterprises Limited Group	}	30 November 2003	856,900	100%	26,288	(67,502)
HCoA Hospital Holdings(Australia) Pty Ltd Group	}
Hospitals of Australia Limited Group	}
Relkban Pty Ltd	}
Relkmet Pty Ltd	}
Votraint No 664 Pty Ltd	}
Votraint No 665 Pty Ltd	}
PT Healthcare of Surabaya	}
PT Putramas Muliasantosa	}
PT Mitrajaya Medikatama	}
The hospital sale also included net assets held by divisions of the parent entity, Mayne Group Limited	} }

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2003

17. Equity accounting

Associated Entities at 31 December 2003 were:

Associated Entity	Principal Activity	% Interest in Equity Capital		Equity Accounted Half-year ended	Investment Carrying amount		Dividends Received		Equity share of operating profits/ (losses) after tax & extraordinary items & outside equity interests
					Equity Value	Equity Value
		Dec 2003	June 2003		Dec 2003	June 2003	Dec 2003	Dec 2002	Dec 2003	Dec 2002
					$’000	$’000	$’000	$’000	$’000	$’000
St George Private Hospital Nuclear Medicine Pty Ltd	Medical Services - Australia	50.00%	50.00%	31 December	333	281	—	—	52	31
Campsie Nuclear Medicine Pty Ltd	Medical Services - Australia	50.00%	50.00%	31 December	105	97	—	—	8	27
Gippsland Pathology Service Pty Ltd	Pathology Services - Australia	—%	32.00%	31 December	—	7,154	—	—	—	158
Indo China Healthcare Limited	Health Services - Asia	45.00%	45.00%	31 December	915	974	103	—	(69)	495
Minjesk Investment Corporation Limited	Hospital - Fiji	—%	20.00%		—	—	—	—	—	(169)

					1,353	8,506	103	—	(9)	542

Financial Information relating to Associates:	Dec 2003 $’000	Dec 2002 $’000
The consolidated entity’s share of profits and losses, assets and liabilities of associates, in aggregate is:

Statement of Financial Performance:

Share of profits / (losses) from ordinary activities before tax of associates	161	1,137
Share of income tax expense attributable to profit/(loss) from ordinary activities of associates	(67)	(452)

Share of net profit/(loss) as disclosed by associates	94	685
Equity accounting adjustments:
- goodwill amortisation	—	(143)

Equity accounted share of net profit/(loss) of associates	94	542
Dividends received from associates	(103)	—

Share of associates net profit equity accounted	(9)	542

Statement of Financial Position:

	Dec 2003 $’000	June 2003 $’000
Reserves:
Equity share of reserves of associated entities at the beginning of the period	—	(7)
Equity share of reserves in the current period	10	—
Equity share divested	—	7

Equity accounted share of reserves of associates at the end of the period	10	—

Retained Profits:
Equity share of retained profits of associated entities at the beginning of the period	(270)	(1,106)
Equity share of retained profits in the current period	(9)	(45)
Equity share divested	—	881

Equity accounted share of retained profits of associates at the end of the period	(279)	(270)

Movements in carrying amount of investments:
Carrying amount of investments in associates at the beginning of the period	8,506	8,382
Changes in equity invested in associates during the period	—	(719)
Equity share divested during the period	(7,154)	888
Share of movement in associates reserves	10	—
Share of associates net profit equity accounted	(9)	(45)

Carrying amount of investments in associates at the end of the period	1,353	8,506

Gippsland Pathology Service Pty Ltd became a wholly owned controlled entity on 1 July 2003

The investment in Minjesk Investment Corporation Limited was divested with effect from 30 June 2003

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2003

18. Discontinuing Operations

During the half-year the consolidated entity divested its Hospitals businesses in Australia and Indonesia, its Corporate Health Management business, and its Asian Consumer business.

The above transactions are shown as discontinuing within the Hospitals, Medical Centres and Consumer Brands segments in Note 15.

Financial Information for the discontinuing businesses is as follows:

	Dec 2003 $’000	Dec 2002 $’000
Financial performance information:
Revenue from ordinary activities	559,109	1,262,999
Expenses from ordinary activities	(521,466)	(1,237,275)
Net interest expense	(4,722)	(5,807)
Profit on sale of Logistics businesses	—	29,710
Loss on sale or closure of personal wash and sunscreens businesses	—	(10,906)
Write down and sale of Hospitals businesses	—	(103,143)
Profit on sale of Hospitals businesses	504	—

Profit from ordinary activities before tax	33,425	(64,422)
Tax (expense)/benefit	(11,052)	1,137

Net profit after tax	22,373	(63,285)
Outside equity interest	(4)	54

Net profit after tax and outside equity interest	22,377	(63,339)

	Dec 2003 $’000	June 2003 $’000
Financial position information:
Segment assets	105,946	1,087,778
Segment liabilities	87,574	275,932

Net assets	18,372	811,846

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2003

19. Contingent liabilities

		Dec 2003 $’000	June 2003 $’000
(a)	Claims for which no reserves are considered appropriate	9,706	10,560
	Contingencies relating to sale of businesses	1,678	1,678
	Performance bonds and guarantees	10,414	13,982
	F H Faulding Pharmacy Guarantee Scheme (1)	73,103	79,970

		94,901	106,190

(1)	F H Faulding & Co Limited, a controlled entity of Mayne Group Limited, provides guarantees of pharmacists ‘borrowings from a number of banks to enable the pharmacists to acquire or expand pharmacies. To manage exposure under these guarantees, arrangements have been entered into to limit the banks’ recourse to F H Faulding & Co Limited under the guarantee. The contingent liability represents the recourse limit based on loan utilisation at 31 December 2003.

(b)	Legal proceedings have been brought against the company and one of its wholly owned subsidiaries arising out of the sale of its Contract and Cash Logistics businesses to Linfox Pty Limited in February 2003. The company refutes the claim and is vigorously defending the action. Legal advice indicates that the company has a strong likelihood of success in any legal action.

20. Subsequent events

Off-market Share Buy-back:

On 30 January 2004 the Company announced details of a plan to invite shareholders to participate in a share buy-back program, foreshadowed when the sale of the hospitals business was announced late in 2003.

Implementation of the buy-back program is subject to shareholder approval, which will be sought at a general meeting on 4 March 2004. Approval of the buy-back program will enable the Company to buy-back shares up to a value of $500 million over the next twelve months.

The Company intends to purchase between $250 million and $350 million of its shares through an off-market tender process. Using Mayne’s closing share price on 29 January 2004, this would represent approximately 10.6% to 14.8% of its issued share capital.

Directors’ declaration

In the opinion of the directors of Mayne Group Limited (“the Company”):

(a)	the financial report in the form of the rule 4.2A version of Appendix 4D of the Australian Stock Exchange Listing Rules , set out on pages 1 to 27, is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of the Consolidated Entity as at 31 December 2003 and of its performance, as represented by the results of its operations and its cash flows for the half year ended on that date; and

(ii)	complying with Accounting Standard AASB 1029 “Interim Financial Reporting” ; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors on 25 February 2004.

P J Willcox

Chairman

S B James

Group Managing Director and Chief Executive Officer

Independent Review Report

To the members of Mayne Group Limited

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements (1 to 20) and the directors’ declaration for the Mayne Group Limited Consolidated entity (The “Consolidated Entity”) for the half-year ended 31 December 2003. The Consolidated Entity comprises Mayne Group Limited (“the Company”) and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity’s financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

•	enquiries of company personnel; and

•	analytical procedures applied to the financial data.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Mayne Group Limited is not in accordance with:

(a) the Corporations Act 2001, including

i. giving a true and fair view of the Consolidated Entity’s financial position as at 31 December 2003 and of its performance for the half-year ended on that date; and

ii. complying with Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

Paul J McDonald

Partner

Melbourne

25 February 2004

MAYNE GROUP LIMITED

DIRECTORS’ REPORT FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

This report by the Directors of Mayne Group Limited (the “Company”) is made pursuant to Chapter 2M of the Corporations Act 2001 for the half-year ended 31 December 2003 (the “half-year”) and is accompanied by the consolidated financial statements for the half-year of the consolidated entity comprising the Company and the entities it controlled from time to time during the period (“consolidated entity”).

1 Directors

The name of each person who has been a Director of the Company during or since the end of the half-year is:

Peter John Willcox	Appointed on 1 October 2002
Peter Charles Barnett	Appointed on 28 February 1996
Sir Ross Buckland	Appointed on 25 September 2001
Sarah Carolyn Hailes Kay	Appointed on 28 September 2001
Stuart Bruce James	Appointed on 29 January 2002
Peter Edward Mason AM	Appointed on 8 September 1992
Rowan McRae Russell	Appointed on 28 August 2001
Judith Sloan	Appointed on 12 December 1995

2 Review and Results of Operations

A review of the operations of the economic entity during the half-year and the results of those operations are set out in the accompanying commentary on the results.

3 Rounding

The company is of a kind referred to in the Australian Securities and Investment Commission Class Order 98 / 100 dated 10 July 1998. As a result, amounts in this report and accompanying financial report have, except where otherwise required, been rounded to the nearest thousand dollars or, where the amount is $500 or less, zero in accordance with the class order.

This Directors report is made on 25 February 2004 in accordance with a resolution of the Directors.

MAYNE GROUP LIMITED

ASX Appendix 4D for the financial half-year ended 31 December 2003

Status of the audit of the Financial Statements:

The Financial Statements have been subject to review by the independent auditors. A copy of the review report is enclosed.

25 February 2004

K Kee

Company Secretary